Exhibit 99.1

Polyrizon Signs an Agreement to Develop Intranasal Proprietary Non-Hallucinogenic Neuroplastogen Formulation

Collaboration aims to leverage Polyrizon’s advanced proprietary intranasal delivery platform to support clinical development of Clearmind’s drug candidate proprietary MEAI

Raanana, Israel, Feb. 06, 2026 (GLOBE NEWSWIRE) -- Polyrizon Ltd. (Nasdaq: PLRZ) (“Polyrizon” or the “Company”), a pre-clinical-stage biotechnology company developing intranasal protective solutions, today announced that it has entered into a development agreement with Clearmind Medicine Inc. (Nasdaq: CMND) (“Clearmind”), a clinicalstage biopharmaceutical company focused on the discovery and development of novel neuroplastogen-derived therapeutics to solve major under-treated health problems. Under this agreement, Polyrizon will develop a proprietary intranasal formulation of MEAI (5methoxy2aminoindane), Clearmind’s proprietary, next-generation, non-hallucinogenic neuroplastogen drug candidate, intended for use in the treatment of addictionrelated and other centralnervoussystem (CNS) conditions.

The collaboration between companies holds both scientific and strategic rationale as the objective of the collaboration is to advance an intranasal MEAI formulation to support Clearmind’s future clinical development programs initiatives.

Polyrizon’s technology platforms are designed to enable:

●	Enhanced nasal residence time, through specialized gellike mechanisms

●	Consistent and targeted delivery of active compounds

●	Optimized patient usability

●	Formulation flexibility tailored to the physicochemical profile of the API

Intranasal administration is widely studied as a delivery route with potential advantages over oral administration for certain disorders (or indications), particularly those intended for CNS activity. Potential advantages, to MEAI, include:

●	Bypassing firstpass metabolism, which may allow more direct systemic access

●	Potentially faster absorption, depending on compound characteristics

●	Lowering effective dose

These factors collectively support the exploration of intranasal delivery for MEAI as Clearmind continues its development efforts.

Tomer Izraeli, Chief Executive Officer of Polyrizon, commented,: “We are proud to collaborate with Clearmind on the development of an intranasal formulation of MEAI. Our proprietary intranasal technology is designed to enable more targeted, efficient delivery, and we believe it may offer meaningful value as Clearmind advances MEAI through its clinical pathway. We believe that this agreement reflects Polyrizon’s growing role as a partner of choice for companies seeking specialized intranasal drugdelivery expertise.”

About Polyrizon

Polyrizon is a development stage biotech company specializing in the development of innovative medical device hydrogels delivered in the form of nasal sprays, which form a thin hydrogel-based shield containment barrier in the nasal cavity that can provide a barrier against viruses and allergens from contacting the nasal epithelial tissue. Polyrizon’s proprietary Capture and Contain TM, or C&C, hydrogel technology, comprised of a mixture of naturally occurring building blocks, is delivered in the form of nasal sprays, and potentially functions as a “biological mask” with a thin shield containment barrier in the nasal cavity. Polyrizon are further developing certain aspects of our C&C hydrogel technology such as the bioadhesion and prolonged retention at the nasal deposition site for intranasal delivery of drugs. Polyrizon refers to its additional technology, which is in an earlier stage of pre-clinical development, that is focused on nasal delivery of active pharmaceutical ingredients, or APIs, as Trap and Target ™, or T&T. For more information, please visit https://polyrizon-biotech.com.

About Clearmind Medicine Inc.

Clearmind is a clinical-stage psychedelic pharmaceutical biotech company focused on the discovery and development of novel psychedelic-derived therapeutics to solve widespread and underserved health problems, including alcohol use disorder. Its primary objective is to research and develop psychedelic-based compounds and attempt to commercialize them as regulated medicines, foods, or supplements.

The Company’s intellectual portfolio currently consists of nineteen patent families, including 31 granted patents. The Company intends to seek additional patents for its compounds whenever warranted and will remain opportunistic regarding the acquisition of additional intellectual property to build its portfolio.

Shares of Clearmind are listed for trading on Nasdaq under the symbol “CMND” and the Frankfurt Stock Exchange under the symbol “CWY0.”

For further information, visit: https://www.clearmindmedicine.com

Forward Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, the Company is using forward-looking statements when it discusses how the collaboration with Clearmind aims to leverage Polyrizon’s advanced proprietary intranasal delivery platform to support clinical development of Clearmind’s drug candidate proprietary MEAI, advancing an intranasal MEAI formulation to support Clearmind’s future clinical development programs initiatives and its belief that the collaboration with Clearmind reflects Polyrizon’s growing role as a partner of choice for companies seeking specialized intranasal drugdelivery expertise. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s annual report filed with the SEC on March 11, 2025 and subsequent filings with the SEC. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Polyrizon is not responsible for the contents of third-party websites.

Contacts:

Michal Efraty

Investor Relations

IR@polyrizon-biotech.com